Exhibit 99.1

Global-e Reports First Quarter 2022 Results

PETAH-TIKVA, Israel, May 16, 2022 - Global-e Online Ltd. (Nasdaq: GLBE) the global leader of Direct-To-Consumer cross border eCommerce enablement, today reported financial results for the first quarter of 2022.

“The strength of our business model, as well as the huge market potential ahead of us, are reflected in the strong Q1 results we are reporting today” said Amir Schlachet, Founder and CEO of Global-e. “The business is performing well across all the key metrics, with many exciting new merchant launches including global mega-brand Adidas, who selected Global-e to support its strategic direct-to-consumer growth plan. Despite the short-term macro and geo-political headwinds, we are excited with the opportunities ahead and believe we are well poised to continue our fast growth well into the future.”

Q1 2022 Financial Results

•	GMV[1] in the first quarter of 2022 was $455 million, an increase of 71% year over year

•	Revenue in the first quarter of 2022 was $76.3 million, an increase of 65% year over year, of which service fees revenue was $31.9 million and fulfillment services revenue was $44.4 million

•	Non-GAAP gross profit[2] in the first quarter of 2022 was $29.9 million, an increase of 94% year over year. GAAP gross profit in the first quarter of 2022 was $27.2 million

•	Non-GAAP gross margin[2] in the first quarter of 2022 was 39.1%, an increase of 580 basis points from 33.3% in the first quarter of 2021. GAAP gross margin in the first quarter of 2022 was 35.6%

•	Adjusted EBITDA[3] in the first quarter of 2022 was $3.3 million compared to $5.2 million in the first quarter of 2021

•	Net loss in the first quarter of 2022 was $53.6 million

Recent Business Highlights

•	Launched our partnership with Adidas, one of the world’s largest and most iconic consumer brands, to support their multi-year Direct-To-Consumer strategic initiative, based on our multi-local offering
o	16 markets live and trading with additional markets planned to be rolled out gradually over the coming quarters

•	Continued launching with many more exciting brands across all geographies and verticals we operate in, with notable examples being:
o	Several iconic US brands including Brooks Brothers, Ralph Lauren, r.e.m. beauty by Ariana Grande and Rare Beauty by Selena Gomez
o	Prominent UK brands including SpaceNK and Dover Street Market
o	Leading French fashion brand Sezane; first ever Belgian brand – Buissonniere
o	APAC expansion continues with high-street brand Esprit, selling out of Hong Kong

•
Expanded relationships with multiple existing merchants who opened new markets during the quarter, including Celine, FIGS, Full Beauty Brands (+20 additional markets) and La Redoute (added several key European markets)

•	Continued to strengthen our strategic relationship with the luxury group LVMH, with three new maisons signing up to our services, all of whom are expected to go live during 2022

•	Continued accelerated growth of our US-outbound business
o	Continuing the strong penetration into the US market, US outbound revenue was up 111% in the first quarter of 2022

•	Strategic partnership with Shopify remains on track:
o	The new native integration emerged out of pilot phase in April; now in general availability for all Shopify Advanced and Shopify Plus merchants
o	The development of the white-label Merchant of Record, or MOR, solution for Shopify (based on technologies we acquired as part of the Flow Commerce acquisition) remains on track

•
Flow Commerce post-merger integration process progressing well - former Flow teams already fully integrated into the corresponding Global-e ones, many of the planned synergies and scale efficiency efforts already in motion

•
During the quarter we continued to invest in further strengthening our growing ecosystem of strategic partners. We rolled out our partnership with Australian Post to extend our support for Australian based merchants. In addition, we expanded our partnership with Klarna to Canada. Klarna is now supported on Global-e in 15 markets

Q2 2022 and Full Year Outlook

Global-e is introducing second quarter guidance and is updating top-line full year guidance. The guidance reflects the recent trends, given the impact of the Ukraine-Russia war and macro environment headwinds on consumption, mainly in Europe. However, we re-iterate our previously established Adjusted EBITDA targets, given the resilience and the agility of our business model.

	Q2 2022	FY 2022	Previous FY 2022
(in millions)
GMV (1)	$495 - $505	$2,280 - $2,400	$2,445 - $2,495
Revenue	$82.5 - $84.5	$383 - $403	$411 - $421
Adjusted EBITDA (2)	$2.8 - $3.8	$38 - $42	$38 - $42

Given the macro environment uncertainty, we will provide investors with updated business trends as they evolve.

1 Gross Merchandise Value (GMV) is a non-GAAP operating metric. See “Non-GAAP Financial Measures and Key Operating Metrics” for additional information regarding this metric.

2 Non-GAAP Gross profit and Non-GAAP gross margin are non-GAAP financial measures. See “Non-GAAP Financial Measures and Key Operating Metrics” for additional information regarding this metric.

3 Adjusted EBITDA is a non-GAAP financial measure. See “Non-GAAP Financial Measures” for additional information regarding this metric, including the reconciliations to Operating Profit (Loss), its most directly comparable GAAP financial measure.  The Company is unable to provide a reconciliation of Adjusted EBITDA to Operating Profit (Loss), its most directly comparable GAAP financial measure, on a forward-looking basis without unreasonable effort because items that impact this GAAP financial measure are not within the Company’s control and/or cannot be reasonably predicted. These items may include, but are not limited to, share based compensation expenses. Such information may have a significant, and potentially unpredictable impact on the Company’s future financial results.

Conference Call Information:

Global-e will host a conference call at 4:30 p.m. ET on Monday, May 16, 2022.
The call will be available, live, to interested parties by dialing:

United States/Canada Toll Free:                          1-855-327-6837
International Toll:                                                   1-631-891-4304

A live webcast will also be available in the Investor Relations section of Global-E’s website at: https://investors.global-e.com/news-events/events-presentations

Approximately two hours after completion of the live call, an archived version of the webcast will be available on the Investor Relations section of the Company’s web site and will remain available for approximately 30 calendar days.

Non-GAAP Financial Measures and Key Operating Metrics

To supplement Global-e’s financial information presented in accordance with generally accepted accounting principles in the United States of America, or GAAP, Global-e considers certain financial measures and key performance metrics that are not prepared in accordance with GAAP including:

•	Non-GAAP gross profit, which Global-e defines as gross profit excluding amortization of acquired intangibles. Non-GAAP gross margin is calculated Non-GAAP gross profit divided by revenues

•
Adjusted EBITDA, which Global-e defines as operating profit (loss) adjusted for stock-based compensation expenses, depreciation and amortization, commercial agreements amortization, amortization of acquired intangibles, merger related contingent consideration and acquisition related expenses. Adjusted EBITDA is frequently used by analysts, investors and other interested parties to evaluate companies in our industry. We believe that Adjusted EBITDA is an appropriate measure of operating performance because it eliminates the impact of expenses that do not relate directly to the performance of the underlying business.

Global-e uses the Non-GAAP measures in conjunction with GAAP measures as part of Global-e’s overall assessment of its performance, including the preparation of Global-e’s annual operating budget and quarterly forecasts, to evaluate the effectiveness of Global-e’s business strategies, and to communicate with Global-e’s board of directors concerning its financial performance. The Non-GAAP measures are used by our management to understand and evaluate our operating performance and trends.

Global-e’s definition of Non-GAAP measures may differ from the definition used by other companies and therefore comparability may be limited. In addition, other companies may not publish these metrics or similar metrics. Furthermore, these metrics have certain limitations in that they do not include the impact of certain expenses that are reflected in our consolidated statement of operations that are necessary to run our business. Thus, Non -GAAP measures should be considered in addition to, not as substitutes for, or in isolation from, measures prepared in accordance with GAAP.

Global-e also uses Gross Merchandise Value (GMV) as a key operating metric. Gross Merchandise Value or GMV is defined as the combined amount we collect from the shopper and the merchant for all components of a given transaction, including products, duties and taxes and shipping.

For more information on the non-GAAP financial measures, please see the reconciliation tables provided below. The accompanying reconciliation tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures.

Cautionary Note Regarding Forward Looking Statements

Certain statements in this press release may constitute “forward-looking” statements and information, within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, including statements regarding Global-e’s operations, strategy and Global-e’s projected revenue and other future financial and operational results. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this announcement, including but not limited to, the ability to retain merchants or the GMV generated by such merchants; the ability to attract new merchants; our expectations regarding our revenue, expenses and operations; anticipated trends and challenges in our business and the markets in which we operate; our ability to compete in our industry; our ability to anticipate merchant needs or develop or acquire new functionality or enhance our existing platform to meet those needs; our ability to manage our growth and manage expansion into additional markets; our ability to establish and protect intellectual property rights; our ability to hire and retain key personnel; our expectations regarding the use of proceeds from our initial public offering; our ability to adapt to emerging or evolving regulatory developments, technological changes, and cybersecurity needs; our anticipated cash needs and our estimates regarding our capital requirements and our needs for additional financing; the impact of the COVID-19 pandemic, including variants, and related vaccination roll out efforts; and the other risks and uncertainties described in Global-e’s prospectus filed with the Securities and Exchange Commission (the "SEC") on September 13, 2021 and other documents filed with or furnished by Global-e from time to time with the SEC.  The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors.  These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release.  Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

About Global-E Online Ltd.

Global-e (Nasdaq: GLBE) is the world's leading platform enabling and accelerating global, direct-to-consumer cross-border e-commerce. The chosen partner of hundreds of brands and retailers across the United States, Europe and Asia, Global-e makes selling internationally as simple as selling domestically. The company enables merchants to increase the conversion of international traffic into sales by offering online shoppers in over 200 destinations worldwide a seamless, localized shopping experience. Global-e's end-to-end e-commerce solutions combine best-in-class localization capabilities, big-data best-practice business intelligence models, streamlined international logistics and vast cross-border experience, enabling international shoppers to buy seamlessly online and retailers to sell to, and from, anywhere in the world. Founded in 2013 by Amir Schlachet, Shahar Tamari and Nir Debbi, Global-e operates from eight offices worldwide. For more information, please visit: www.global-e.com

Investor Contact:
Erica Mannion or Mike Funari
Sapphire Investor Relations, LLC
IR@global-e.com
+1 617-542-6180

Press Contact:
Headline Media
Garrett Krivicich
Globale@headline.media
+1 786-233-7684

Global-E Online Ltd.
CONSOLIDATED BALANCE SHEETS
(In thousands)

	Period Ended
	December 31,	March 31,
	2021	2022
	(Audited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$448,623	$187,965
Short-term deposits	41,985	69,882
Accounts receivable, net	9,185	10,072
Prepaid expenses and other current assets	46,568	51,189
Marketable securities	18,464	17,571
Funds receivable, including cash in banks	57,635	45,453
Total current assets	622,460	382,132
Property and equipment, net	3,269	7,860
Operating lease right-of-use assets	20,108	20,455
Long term deposits	2,219	2,250
Deferred contract acquisition costs, noncurrent	1,314	1,484
Other assets, noncurrent	213	209
Commercial agreement asset	196,544	279,811
Goodwill and other intangible assets	-	385,860
Total long-term assets	223,667	697,929
Total assets	$846,127	$1,080,061
Liabilities, Convertible Preferred Shares and Shareholders’ (Deficit) Equity
Current liabilities:
Accounts payable	$24,064	$27,411
Accrued expenses and other current liabilities	47,358	48,750
Funds payable to Customers	57,635	45,453
Short term operating lease liabilities	2,517	3,368
Total current liabilities	131,574	124,982
Long-term liabilities:
Long term operating lease liabilities	18,803	18,240
Total liabilities	$150,377	$143,222
Commitments and contingencies
Shareholders’ (deficit) equity:
Share capital and additional paid-in capital	823,550	1,119,143
Accumulated comprehensive income (loss)	(159)	(1,077)
Accumulated deficit	(127,641)	(181,227)
Total shareholders’ equity	695,750	936,839
Total liabilities, convertible preferred shares and shareholders’ (deficit) equity	$846,127	$1,080,061

Global-E Online Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	Three Months Ended
	March 31,
	2021	2022
	(Unaudited)
Revenue	$46,151	$76,322
Cost of revenue	30,784	49,139
Gross profit	15,367	27,183

Operating expenses:
Research and development	5,444	17,687
Sales and marketing	3,099	49,639
General and administrative	2,714	11,540
Total operating expenses	11,257	78,866
Operating profit (loss)	4,110	(51,683)
Financial expenses, net	5,709	1,666
Loss before income taxes	(1,599)	(53,349)
Income taxes	150	237
Net earnings (loss) attributable to ordinary shareholders	$(1,749)	$(53,586)
Basic and diluted net loss per share attributable to ordinary shareholders	$(0.08)	(0.35)
Basic and diluted weighted average ordinary shares	21,830,024	154,368,734

Global-E Online Ltd.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended
	March 31,
	2021	2022
	(Unaudited)
Operating activities
Net profit (loss)	$(1,749)	$(53,586)
Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
Depreciation and amortization	62	264
Share-based compensation expense	1,067	7,929
Commercial agreement asset	-	36,749
Amortization of intangible assets	-	6,616
Long term deposit revaluation	-	44
Accounts receivable	956	3,993
Prepaid expenses and other assets	2,129	(3,392)
Funds receivable	(2,067)	19,165
Long-term receivables	(957)	-
Funds payable to customers	(9,622)	(14,937)
Operating lease ROU assets	382	797
Deferred contract acquisition costs	(190)	(245)
Accounts payable	(2,863)	(436)
Accrued expenses and other liabilities	(11,569)	(9,043)
Deferred tax liabilities	11	-
Impairment of marketable securities	-	14
Operating lease liabilities	(465)	(857)
Warrants liabilities to preferred shares	4,247	-
Net cash provided by operating activities	(20,628)	(6,925)
Investing activities
Investment in marketable securities	(1,646)	(7,198)
Proceeds from marketable securities	-	7,158
Investment in short-term investments	(7,553)	(31,298)
Proceeds from short-term investments	-	3,400
Investment in long-term deposits	(18)	-
Payments for business combinations, net of cash acquired	-	(215,611)
Purchases of property and equipment	(114)	(4,684)
Net cash (used in) provided by investing activities	(9,331)	(248,233)
Financing activities
Proceeds from exercise of warrants to ordinary shares	-	28
Proceeds from exercise of share options	153	102
Net cash provided by financing activities	153	130

Net increase (decrease) in cash, cash equivalents, and restricted cash	(29,806)	(255,028)
Cash and cash equivalents and restricted cash—beginning of period	85,033	458,899
Cash and cash equivalents and restricted cash—end of period	$55,227	$203,871

Global-E Online Ltd.
SELECTED OTHER DATA
(In thousands)

	Three Months Ended
	March 31,
	2021		2022
	(Unaudited)
Key performance metrics
Gross Merchandise Value	266,555		455,293
Adjusted EBITDA (a)	5,239		3,282

Revenue by Category
Service fees	17,096	37%	31,947	42%
Fulfillment services	29,055	63%	44,375	58%
Total revenue	$46,151	100%	$76,322	100%

Revenue by merchant outbound region
United Kingdom	21,544	46%	28,282	37%
United States	13,207	29%	27,920	37%
European Union	11,149	24%	19,054	25%
Israel	251	1%	364	0%
Other	-	0%	702	1%
Total revenue	$46,151	100%	$76,322	100%

(a)	See reconciliation to adjusted EBITDA table

Global-E Online Ltd.
RECONCILIATION TO Non-GAAP GROSS PROFIT
(In thousands)

	Three Months Ended
	March 31,
	2021	2022
	(Unaudited)
Gross profit	15,367	27,183

Amortization of acquired intangibles included in cost of revenue	-	2,677
Non-GAAP gross profit	15,367	29,860

Global-E Online Ltd.
RECONCILIATION TO ADJUSTED EBITDA
(In thousands)

	Three Months Ended
	March 31,
	2021	2022
	(Unaudited)
Operating profit (loss)	4,110	(51,683)
(1) Stock-based compensation:
Cost of revenue	19	36
Research and development	223	5,151
Selling and marketing	221	759
General and administrative	604	1,983
Total stock-based compensation	1,067	7,929

(2) Depreciation and amortization	62	264

(3) Commercial agreement asset amortization	-	36,749

(4) Amortization of acquired intangibles	-	6,616

(5) Merger related contingent consideration	-	2,960

(6) Acquisition related costs	-	446
Adjusted EBITDA	5,239	3,282